C o n f i d e n c e • C a p i t a l • C o m p l i a n c e
2 0 1 2 s u m m a r y a n n u a l r e p o r t

Meta Financial Group, Inc. (MFG) is the holding company for MetaBank, a federally chartered savings bank. Headquartered in Sioux Falls, South Dakota, its primary banking businesses are deposits, loans and other financial products and services to meet the needs of its commercial, agricultural and retail customers and MetaBank’s electronic payments division, Meta Payment Systems (MPS). MFG shares are traded on the NASDAQ Global Market® under the symbol “CASH.” MFG operates under a supercommunity banking philosophy that allows the company to grow while maintaining its community bank roots, with localized decision making and customer service. MetaBank operates twelve bank offices in four market areas: Central Iowa; Northwest Iowa; Brookings, South Dakota and Sioux Empire, South Dakota. During fiscal 2012, MPS managed four primary business lines: prepaid cards, credit products, Automated Teller Machine (ATM) sponsorship and Automated Clearing House (ACH) origination. MetaBank is a Member FDIC and an Equal Housing Lender. The Company and MetaBank exceed regulatory capital requirements. 2012 Summary Annual Report and Forward-looking Statements MFG may from time to time make written or oral “forward-looking statements,” including statements contained in its filings with the Securities and Exchange Commission (“SEC”), in its reports to stockholders, in this summary annual report, and in other communications by the Company, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully because they discuss our future expectations or state other “forward-looking” information. These forward-looking statements include statements with respect to the Company’s beliefs, expectations, estimates, and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond the Company’s control. Discussions of factors affecting the Company’s business and prospects are contained in the Company’s periodic filings with the SEC. The Company expressly disclaims any intent or obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or its subsidiaries. central iowa market northwest iowa sioux empire market market meta financial group, inc.® Metabank™ retail bank meta payment systems® brookings market Company Profile

Financial Highlights (Dollars in Thousands, Except Share and Per Share Data) 2012 2011 2010 2009 2008 AT SEPTEMBER 30 Total assets $ 1,648,898 $ 1,275,481 $ 1,029,766 $ 834,777 $ 710,236 Total loans, net 326,981 314,410 366,045 391,609 427,928 Total deposits 1,379,794 1,141,620 897,454 653,747 499,804 Stockholders’ equity 145,859 80,577 72,044 47,345 45,733 Book value per common share $ 26.79 $ 25.61 $ 23.15 $ 17.97 $ 17.58 Total equity to assets 8.85% 6.32% 7.00% 5.67% 6.44% FOR THE FISCAL YEAR Total interest income / noninterest income-cont. operations $ 106,871 $ 96,550 $ 136,527 $ 116,695 $ 75,114 Net interest income-continuing operations 33,734 34,312 33,090 27,819 24,003 Income (loss) from continuing operations, net of tax 17,114 4,640 12,393 (1,463) (1,834) Income from discontinued operations, net of tax - - - - 811 Net income (loss) 17,114 4,640 12,393 (1,463) (1,023) Diluted earnings (loss) per share: Income (loss) from continuing operations $ 4.92 $ 1.49 $ 4.11 $ (0.56) $ (0.69) Income from discontinued operations - - - - 0.31 Net income (loss) 4.92 1.49 4.11 (0.56) (0.38) Return on average assets 1.22% 0.41% 1.22% -0.20% -0.14% Return on average assets-continuing operations 1.22% 0.41% 1.22% -0.20% -0.24% Return on average equity 18.47% 5.71% 20.59% -3.13% -2.27% Return on average equity-continuing operations 18.47% 5.71% 20.59% -3.13% -4.07% Net yield on interest-earning assets-continuing operations 2.56% 3.21% 3.43% 3.50% 3.51% Total Ass ets T otal Loans, Net T otal Deposits total revenues total Net income (loss ) In Millions In Millions In Millions In Millions In Millions ’08 ’09 ’10 ’11 ’12 $1,648.9 $1,275.5 $834.8 $1,029.8 $710.2 ’08 ’09 ’10 ’11 ’12 $327.0 $314.4 $366.0 $391.6 $427.9 ’08 ’09 ’10 ’11 ’12 $106.9 $96.6 $136.5 $116.7 $75.1 ’08 ’09 ’10 ’11 ’12 $17.1 $12.4 $(1.0) $4.6 $(1.5) ’08 ’09 ’10 ’11 ’12 $1,379.8 $1,141.6 $897.5 $653.7 $499.8

LETTER TO STOCKHOLDERS

FINANCIAL HIGHLIGHTS AND COMMENTS

On the cover, you see three words selected for emphasis in this year's Annual Report: *Confidence*, *Capital* and *Compliance*.

Taken individually or linked to one another, these simple terms crisply define our ongoing goals for 2013. 2012 proved to be an encouraging year with, most notably, the highest net income in our history of $17.1 million, or $4.92 per diluted share, which in turn yielded an 18.5% return on equity and an 1.2% return on assets. In a direct reflection of confidence, Meta Financial Group (MFG) attracted $47.4 million in new capital during the year to fund anticipated growth, bolstering our belief that sophisticated investors believe that value creation continues across the Meta enterprise. Additionally, MetaBank's Tier 1 capital, an important regulatory measurement of strength, increased by $59.3 million, a 73% increase in fiscal 2012.

We recorded a number of other meaningful benchmarks in fiscal 2012. Total assets were over $1.6 billion at our September 30, 2012 year end, a record high for MFG and a reflection of what we believe to be the prepaid industry's outstanding growth and earnings potential. Total deposits grew to $1.38 billion, another record level, with 86% coming from non-interest bearing deposits. In a gratifying indication of strength and market power, MetaBank's Meta Payment Systems (MPS) division was recognized by the Nilson Report as the largest U.S. issuer of prepaid cards by purchase volume, reported at $14.4 billion for MPS in fiscal 2011.

Our record-high net income and other advances must be placed in the context of several prevailing conditions to be fairly measured for their full significance and understood as sources of confidence for our management team and investors. Even at the record levels achieved, our fiscal 2012 performance was hampered by a persistently weak national economy accompanied by continuing low marginal interest rates, a result of the Federal Reserve's ongoing five-year efforts to keep all interest rates low; and by sluggish activity nationwide in virtually all categories of borrowing. What I noted a moment ago bears repeating: we believe we have a cost of funds advantage which places us in an excellent position to substantially benefit when interest rates rise and asset yields improve.

Fiscal 2012 net income of $17.1 million was an all-time high for MFG. Non-interest income increased 21% to $69.6 million. Non-performing assets (NPAs) declined further to 0.16% of total assets at September 30, 2012 compared to an already low level of 1.24% of total assets at September 30, 2011. On a segment basis, MPS recorded fiscal earnings of $6.5 million, up sharply from $3.9 million in 2011. In addition, MPS generated a quarterly average of $1.0 billion in low or no cost deposits, reflecting an increase of more than $309 million, or 41%, from the prior year.

MetaBank Low-Cost Deposit Balances
In Millions


$366.9
$497.6
$740.6
$1,013.9
$1,253.0
'08 '09 '10 '11 '12

The subject of capital adequacy for banks comes up frequently these days in both the business and consumer media, and it's important to point out that MetaBank continues to meet and exceed all federal regulatory capital requirements to remain a well-capitalized institution. Moreover, we believe that our recent capital raises position us for expected substantial future growth.

Seasoned investors know that in the corporate world – as in all competitive pursuits – confidence is born as much from adversity as it is of ease. Those who have followed us closely over the past two years in particular know that several issues have negatively impacted our performance. As reported in this space last year, we endured some $8.5 million in special legal and regulatory costs, significantly impacting consolidated

2 META FINANCIAL GROUP 2012 SUMMARY ANNUAL REPORT

results for 2011 and also affecting 2012, albeit at much lower levels. As I will expand upon below, our subsequent compliance and other regulatory efforts have been focused on turning this costly adversity into a competitive advantage. Our confidence in Meta Financial Group and its subsidiary MetaBank stems from the powerful, organic combination of our Retail Bank and our premier, industry-leading electronic payment systems division, Meta Payment Systems. They represent a rarely duplicated synergy of a large, noninterest bearing deposit base – providing us with more than $1.0 billion in no-cost funds – with high fee income from elite, technologically sophisticated experts in electronic payment business lines. Meta Payment Systems $6.5 million in net income Meta Payment Systems has long been recognized as a leader in the electronic payment systems industry and is the top issuer of prepaid cards in the United States. MPS prepaid card products include: General Purpose Reloadable and payroll cards; and non-reloadable cards, often called “disposable,” that include gift cards, rebate cards and incentive cards. MPS also sponsors approximately 70% of “white label” ATMs in the U.S., and is an emergent leader in “virtual cards” for electronic settlements. MPS has 23 patents on industry-related products, with an additional 31 patents pending, placing us at the cutting edge of new product development in this highly dynamic field. MPS’ diverse product mix – now and for the future – is a key feature of our business and a significant competitive strength. Our MPS growth strategies concentrate on serving the widest possible range of consumers, including “underbanked” and “unbanked” consumers. We believe that these strategies, coupled with our highly scalable operating infrastructure, present us with tremendous opportunities for responsible growth. We have designed products that we think will promote financial inclusion and provide consumers with both convenience and affordability, and we will continue to apply our innovative skills and experience to this important task. In June 2012, Meta was among the first institutions to adopt a set of principles established by the Center for Financial Services Innovation, a consumer advocacy organization. The four aspirational principles include embracing inclusion, building trust, promoting success and creating opportunity. We are proud of our status as the number one issuer of such cards; our position affords us both advantageous market insight and a strong motivation to maintain and increase our standing in a rapidly expanding industry. We believe MPS presents its customers and business partners with modern, efficient financial instruments at a fair cost, while presenting our competitors with some significant barriers to entry, including MPS’ industry expertise, significant capital sourcing, and scalable operating infrastructure. You may recall an extensive front-page story in the Wall Street Journal last September that underscored the vitality and potential of the electronic payment systems industry and mirrored our own confidence in the sector. According to data gathered by the Journal, fully 18% of consumers who are “underbanked” – those who don’t have a checking account but may have a savings account or some other form of account with a bank – use prepaid debit cards. This “underbanked” segment of the population, which uses bank services infrequently or not at all, comprises 28.3% of American households, according to the Journal. The Journal also reported that 16% of consumers earning $75,000-$99,999 per year utilize Meta Financial Group 2012 Summary Ann ual Report 3  “…principles include embracing inclusion, building trust, promoting success and creating opportunity.” MPS Non-Interest Income In Millions $53.5 $53.0 $93.2 $77.4 $34.8 ’08 ’09 ’10 ’11 ’12

"We believe that these measures have raised performance levels and accountability."

the prepaid cards. Among all consumers, 13% now use the cards, the *Journal* said.

In a separate study cited by the *Journal*, the Federal Reserve stated that prepaid debit cards are the fastest-growing form of payment vehicle in U.S. commerce. And, in terms of overall dollar volume flowing through reloadable cards, the *Journal* article cited an independent research estimate that the figure would reach $201.9 billion by 2013; a quantum increase from $28.6 billion in 2009.

RETAIL BANKING

$11.0 MILLION IN NET INCOME

Our Retail Bank provides regional deposit taking and lending expertise for its diverse customer base through twelve offices in four markets in Iowa and South Dakota. The Bank has been in business for more than a half-century, and has a strong and loyal customer following of retail, commercial and agricultural depositors and borrowers who support its operations.

Credit quality at the Retail Bank has been strong and improved further in 2012. The Bank's loan to deposit spread is at the 82nd percentile of U.S. banks, a measurement that we believe is a good indicator of the Retail Bank segment's ability to generate earnings. Moreover, the Bank's credit quality, over the span of the six consecutive quarters ending with fiscal 2012, has improved by more than 315%, and its non-performing asset ratio at fiscal year end of 0.16% was dramatically better than the industry average which is still over 2.5%.

During fiscal 2012, the Retail Bank continued to benefit from a program specifically designed to streamline its operations to reduce costs and increase efficiencies while further upgrading its customer experience standards. These exercises include training programs intended to make our customer interface and satisfaction levels second to none. Enhanced training also included compliance training, a key to better understanding and addressing increasing state and federal regulatory requirements.

We believe that these measures have raised performance levels and accountability. Comments from our new and existing retail bank customers attest that they, too, have responded very well to the many improvements visible to them. As one reflection of this response, checking balances grew to $62.9 million, up 20% over year-end 2011.



Retail Bank Interest Bearing Checking
In Millions
$15.0
$15.6
$30.0
$31.2
$33.1
'08
'09
'10
'11
'12

CAPITAL

Our continuing confidence in Meta's long-term growth and strength is based, not only in our 2012 performance, but also on our belief, based on our recent track record, in our ability to raise capital to fund anticipated future growth.

Of particular satisfaction were the sources of the new capital raised in 2012; they included a blend of existing shareholders, business partners and new investors, all with a thorough and sophisticated understanding of our business. In May, we closed three private placements totaling $13.2 million and in late September, we closed on an additional nine separate placements for $34.2 million...raising $47.4 million in total. We believe these capital sources demonstrate a broad reaching confidence in our company and it is our expectation that the new capital will be deployed to create value through anticipated growth and will provide additional assurance of continued regulatory capital in excess of requirements.

In that regard, at September 30, 2012, MetaBank exceeded federal regulatory requirements to remain classified as a well-capitalized institution. MetaBank's Tier 1 (core) capital to adjusted total assets was 8.56%

4 META FINANCIAL GROUP 2012 SUMMARY ANNUAL REPORT

"Improvements from strong to even better levels of credit quality continued in 2012…"

compared to a well-capitalized requirement of 5.0%, its total capital to risk-weighted assets ratio was 23.59% which exceeds the well-capitalized requirement of 10.0%, and MetaBank's Tier 1 (core) capital to risk-weighted assets ratio was 22.94% compared to the well-capitalized requirement of 6.0%. In addition, MetaBank's Tier 1 (core) capital to average adjusted total assets ratio was 9.43%.

INVESTMENT QUALITY AND DIVERSIFICATION

We believe the quality of our investment securities, our government guaranteed mortgage-backed and our municipal and corporate bond investments along with our outstanding loans receivable, are an additional source of confidence, as evidenced by our low NPA ratio. This year we increased our investment in highly rated municipal bonds by approximately $251 million in the fourth quarter of fiscal 2012 as a large part of our investment asset diversification plan, which we expect will also enhance yields significantly in our securities portfolio.

Improvements from strong to even better levels of credit quality continued in 2012, as pointed out earlier. Our non-performing assets at fiscal year end were at an impressive low of $2.6 million. As the chart on this page demonstrates, this represents only 0.16% of our assets against 1.24% in NPAs at fiscal year end 2011. Additionally, there continued to be no non-performing assets within the MPS segment at September 30, 2012.

MetaBank Non-Performing Assets
As a Percentage of Total Assets


1.06%
1.76%
0.94%
1.24%
0.16%
'08 '09 '10 '11 '12

Returning to Meta Payment Systems for a moment, I want to touch on a topic that may be repetitive for some investors but is nonetheless very important to us. I refer to compliance, a vital regulatory response function made even more compelling by the data security challenges facing our nation and the rapid growth of the electronic payment systems industry.

With leadership, expertise and energy provided by MPS President Brad Hanson and his superb team at Meta Payment Systems, we have been working hard to improve our compliance performance, which in this day and age is a never ending, and critically important job. One good example is our investment in the NICE Actimize system, a comprehensive software platform designed specifically to monitor customer transactional activity in the financial services industry. As we implement the system, it will serve both MetaBank and Meta Payment Systems to protect consumers, better address compliance with the Bank Secrecy Act and U.S. Patriot Act and augment MPS' efforts to comply with existing and anticipated regulations of the prepaid industry. Importantly, the new platform is expected to reduce operational expenses over time as a result of its sophisticated scalability. In short, because of our substantial investments in program design, training, and technology, as well as our early entry into the prepaid card industry, we believe we now have an early adopter advantage in compliance as we did with our prepaid sponsorship model in the past.

The program design, technology, compliance, and oversight systems we have constructed and are continuing to improve have been expensive to be sure, and there will be ongoing operating costs associated with these programs. However, improving these systems is an important element in helping us to meet three critical objectives: to have systems in place to properly support expected growth; to continue to produce a distinct marginal advantage over our competitors; and to effectively address compliance with our regulatory requirements.

META FINANCIAL GROUP 2012 SUMMARY ANNUAL REPORT 5

Confidence; cap ital; comp liance All three are important attributes of Meta that I expect will support and sustain our intense drive for shareholder value in fiscal 2013 and beyond. During fiscal 2012, we improved our operations, our capital base and our compliance systems, and our core businesses have grown in a dramatic fashion. We believe we have created intrinsic shareholder value in difficult times, and that our new capabilities will serve us well in a business environment that is, admittedly, evolving along lines that are somewhat difficult to predict. The economy, regulatory and governmental changes and other important matters will impact our customers and us. Yet we think our lines of business have the flexibility – and our people have the ingenuity – to adapt quickly to change. We believe these are qualities that will serve us well in fiscal 2013. I want to recognize our Board of Directors for their guidance and support. Further, I extend my warm thanks to our management team and to each of our talented and dedicated employees for their consistently superior performance under changing circumstances. Finally, I would also like to thank all our customers and business partners without whom Meta could not have enjoyed the success we have achieved. J. Tyler Haahr Chairman of the Board, President and CEO December 21, 2012 Meta Financial Group 6 2012 Summary Ann ual Report “We believe we have created intrinsic shareholder value in difficult times…” Funding Sourc es Certificates: 10% Certificates: 7% Money Markets: 3% Money Markets: 3% Wholesale Borrowings: 3% Wholesale Savings: 1% Borrowings: 3% Savings: 2% Checking: 83% Checking: 85% 2011 2012

Investor Information

Annual Meeting of Stockholders

The Annual Meeting of Shareholders will convene at 1:00 pm on Friday, January 18, 2013. The meeting will be held in the Meta Payment Systems Building, 5501 South Broadband Lane, Sioux Falls, South Dakota. Further information with regard to this meeting can be found in the proxy statement.

Independent Auditors

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309-2372

Stockholder Services

Stockholders desiring to change the name, address, or ownership of stock; to report lost certificates; or to consolidate accounts, should contact the corporation's transfer agent:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: 800.368.5948
Email: invrelations@rtco.com
Web site: www.rtco.com

Form 10-K

Copies of the Company's Annual Report on Form 10-K for the year ended September 30, 2012 (excluding exhibits thereto) may be obtained without charge from Investor Relations.

Investor Relations

Requests for Form 10-K, other inquiries or investor comments are welcome and should be directed to:

Debra Thompson
Senior Executive Assistant
Meta Financial Group
5501 South Broadband Lane
Sioux Falls, South Dakota 57108
Telephone: 605.361.4347 or 866.550.6382
Email: invrelations@metabank.com
Web site: www.metafinancialgroup.com

Dividend and Stock Market Information

Meta Financial Group's common stock trades on the NASDAQ Global Market® under the symbol "CASH." Quarterly dividends for 2012 and 2011 were $0.13. The price range of the common stock, as reported on the NASDAQ System, was as follows:

	Fiscal Year 2011		Fiscal Year 2012	
	LOW	HIGH	LOW	HIGH
First Quarter	$ 12.63	$ 33.23	$ 14.14	$ 17.13
Second Quarter	13.85	18.50	15.53	22.00
Third Quarter	13.22	19.05	19.74	21.68
Fourth Quarter	17.14	22.30	19.60	24.78

Prices disclose inter-dealer quotations without retail mark-up, mark-down or commissions, and do not necessarily represent actual transactions.

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K.

As of September 30, 2012, Meta Financial Group had 5,443,881 shares of common stock outstanding, which were held by approximately 216 stockholders of record, and 389,358 shares subject to outstanding options. The stockholders of record number does not reflect approximately 800 persons or entities that hold their stock in nominee or "street" name.

» Comparison of Cumulative Total Return of Meta Financial Group
(NASDAQ symbol: CASH, broad market and industry index)

For five fiscal years commencing October 1, 2007 and ending September 30, 2012.



200
150
100
50
0
2007
2008
2009
2010
2011
2012
NASDAQ Composite Index
Morningstar Group Index[1]
Meta Financial Group, Inc.

Historical stock price performance shown on the graph is not necessarily indicative of future price performance.
[1]Morningstar Savings & Cooperative Banks (approximately 220 companies)

Market Makers for Meta Financial Group (NASDAQ: "CASH") as of September 30, 2012:

- Wedbush Morgan Securities Inc.
- UBS Warburg Securities Ltd.
- Knight Capital Americas, L.P.
- Citadel Securities Corp.
- Interactive Brokers LLC
- Goldman, Sachs & Co.
- Merrill Lynch, Pierce, Fenner & Smith Inc.
- Sandler O'Neill & Partners, L.P.

META FINANCIAL GROUP 2012 SUMMARY ANNUAL REPORT 7

First Quarter $ 12.63 $ 33.23 $ 14.14 $ 17.13 Second Quarter 13.85 18.50 15.53 22.00 Third Quarter 13.22 19.05 19.74 21.68 Fourth Quarter 17.14 22.30 19.60 24.78 Board of Directors J. Tyler Haahr Chairman of the Board, President and Chief Executive Officer of Meta Financial Group and MetaBank E. Thurman Gaskill Vice Chairman of the Board and Lead Director of Meta Financial Group and MetaBank Iowa State Senator (1998 - 2008) and Grain and Livestock Farming Operation Owner Brad C. Hanson Executive Vice President of Meta Financial Group and MetaBank and President of Meta Payment Systems Division Frederick V. Moore President of Buena Vista University Troy Moore Executive Vice President and Chief Operating Officer of Meta Financial Group and MetaBank Rodney G. Muilenburg Retired Dairy Specialist Manager of Purina Mills, Inc.; Retired Consultant for TransOva Genetics Dairy Division and Retired Director of Sales and Marketing for TransOva Genetics Jeanne Partlow Retired Chairman of the Board and President of Iowa Savings Bank Senior Off icers J. Tyler Haahr Chairman of the Board, President and Chief Executive Officer of Meta Financial Group and MetaBank Brad C. Hanson Executive Vice President of Meta Financial Group and MetaBank and President of Meta Payment Systems Division David W. Leedom Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Meta Financial Group Troy Moore Executive Vice President and Chief Operating Officer of Meta Financial Group and MetaBank Jim Accordino Senior Vice President of Business Development and Partner Services of Meta Payment Systems Division Ron Butterfield Senior Vice President and Chief of Staff of Meta Payment Systems Division Michael Conlin Senior Vice President of Product Management of Meta Payment Systems Division Merid Eshete, CRP Senior Vice President and Chief Risk Officer Ira Frericks Senior Vice President and Chief Accounting Officer Debra J. Geister Senior Vice President and BSA / AML Officer John Hagy Senior Vice President and Chief Legal Officer Sandra K. Hegland, SPHR Senior Vice President, Director of Human Resources Barbara Koopman Senior Vice President of Retail Bank Operations Troy Larson Senior Vice President of Information Services Ellen Moore Senior Vice President of Sales & Marketing Steven G. Patterson Chief Lending Officer and President of MetaBank Central Iowa Market Timothy Peters President of MetaBank Brookings Market Jeanni Stahl Senior Vice President, Third Party Risk and Compliance Kathy M. Thorson President of MetaBank Sioux Empire Market Jon W. Wilcke President of MetaBank Northwest Iowa Market Meta Financial Group 8 2012 Summary Ann ual Report Board of Directors / Senior Officers

Meta Financial Group

META FINANCIAL GROUP
metafinancialgroup.com

Sioux Falls
5501 South Broadband Lane
Sioux Falls, South Dakota 57108
605.361.4347
866.550.6382
605.338.0604 fax

METABANK
metabank.com

>> NORTHWEST IOWA MARKET

Storm Lake Main Office
121 East Fifth Street
P.O. Box 1307
Storm Lake, Iowa 50588
712.732.4117
800.792.6815
712.749.7502 fax

Storm Lake Plaza
1413 North Lake Avenue
P.O. Box 1307
Storm Lake, Iowa 50588
712.732.6655
712.732.7924 fax

>> CENTRAL IOWA MARKET

Central Iowa Main Office
Downtown Des Moines
418 Sixth Avenue, Suite 205
Des Moines, Iowa 50309
515.243.0630
515.447.4242 fax

Highland Park
3624 Sixth Avenue
Des Moines, Iowa 50313
515.288.4866
515.288.3104 fax

Ingersoll
3455 Ingersoll Avenue
Des Moines, Iowa 50312
515.274.9674
515.274.9675 fax

Jordan Creek
270 South 68th Street
West Des Moines, Iowa 50266
515.223.0440
515.223.0439 fax

Urbandale
4848 86th Street
Urbandale, Iowa 50322
515.309.9800
515.309.9801 fax

West Des Moines
3448 Westown Parkway
West Des Moines, Iowa 50266
515.226.8474
515.226.8475 fax

>> BROOKINGS MARKET

Brookings Main Office
600 Main Avenue
P.O. Box 98
Brookings, South Dakota 57006
605.692.2314
800.842.7452
605.692.7059 fax

>> SIOUX EMPIRE MARKET

Sioux Falls Main Office
4900 South Western Avenue
Sioux Falls, South Dakota 57108
605.338.0059
605.338.0155 fax

South Minnesota
2500 South Minnesota Avenue
Sioux Falls, South Dakota 57105
605.977.7500
605.977.7501 fax

West 12th Street
2104 West 12th Street
Sioux Falls, South Dakota 57104
605.336.8900
605.336.8901 fax

META PAYMENT SYSTEMS
metapay.com

Sioux Falls
5501 South Broadband Lane
Sioux Falls, South Dakota 57108
605.361.4347
866.550.6382
605.338.0604 fax

Meta FinancialGroup metafinancialgroup.com